Decisions taken by Lemminkäinen Corporation’s Extraordinary General Meeting

LEMMINKÄINEN CORPORATION STOCK EXCHANGE RELEASE 12 SEPTEMBER 2017 AT 4.30 P.M.

This stock exchange release may not be published or distributed, in whole or in part, directly or indirectly, in or into Canada, Australia, Hong Kong, South Africa, Japan or any other country where such publication or distribution would violate applicable laws or rules or would require additional documents to be completed or registered or require any measure to be undertaken, in addition to the requirements under Finnish law. For further information see “Important notice” below.

DECISIONS TAKEN BY LEMMINKÄINEN CORPORATION’S EXTRAORDINARY GENERAL MEETING

The Extraordinary General Meeting of Lemminkäinen, held today on 12 September 2017, resolved on the merger of Lemminkäinen into YIT Corporation (“YIT”) in accordance with the merger plan and approved the merger plan. Pursuant to the merger plan, Lemminkäinen shall be merged into YIT through an absorption merger, so that all assets and liabilities of Lemminkäinen shall be transferred without a liquidation procedure to YIT, and Lemminkäinen will be dissolved. The completion of the merger is subject to, inter alia, merger control approvals from competition authorities. The merger is intended to be completed either 1 November 2017 or 1 January 2018, as possible.

The shareholders of Lemminkäinen shall receive as merger consideration 3.6146 new shares of YIT for each share owned in Lemminkäinen, that is, the merger consideration shall be issued to the shareholders of Lemminkäinen in proportion to their existing shareholding with a ratio of 3.6146:1. In case the number of shares received by a shareholder of Lemminkäinen as merger consideration would be a fractional number, the fractions shall be rounded down to the nearest whole number. Fractional entitlements to new shares of YIT shall be aggregated and sold in the public trading on Nasdaq Helsinki Ltd and the proceeds will be distributed to Lemminkäinen’s shareholders being entitled to receive such fractional entitlements in proportion to holding of such fractional entitlements. Any costs related to the sale and distribution of fractional entitlements shall be borne by YIT. The total number of shares issued as merger consideration shall be rounded down to the nearest full share.

Shareholders representing 10.6 per cent of all shares and votes in Lemminkäinen voted against the merger resolution and demanded redemption of their shares in Lemminkäinen.

The minutes of the Extraordinary General Meeting of shareholders will be available on Lemminkäinen’s website as from 26 September 2017 at the latest.

LEMMINKÄINEN CORPORATION
Corporate communications

ADDITIONAL INFORMATION:
Johan Nybergh, General Counsel
Tel. +358 2071 54811
johan.nybergh@lemminkainen.com

DISTRIBUTION:

Nasdaq Helsinki Ltd
Key media
www.lemminkainen.com

Lemminkäinen is an expert in complex infrastructure construction and building construction in Northern Europe and one of the largest paving companies in its market. Together with our customers and 4,700 professionals we employ, we build a sustainable society. In 2016, our net sales were EUR 1.7 billion. Lemminkäinen Corporation’s share is quoted on Nasdaq Helsinki Ltd. www.lemminkainen.com

IMPORTANT NOTICE

Notice to Lemminkäinen Shareholders in the United States

The YIT shares to be issued in connection with the merger have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act.

YIT and Lemminkäinen are Finnish companies and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States. Any financial statements or other financial information included in this release may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for U.S. shareholders of Lemminkäinen to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT and Lemminkäinen are located in non-U.S. jurisdictions, and some or all of YIT’s and Lemminkäinen’s officers and directors may be residents of countries other than the United States. As a result, U.S. shareholders of Lemminkäinen may not be able to sue YIT or Lemminkäinen or their respective officers and directors in a court in Finland for violations of U.S. federal securities laws. Further, it may be difficult to compel YIT or Lemminkäinen to subject themselves to the jurisdiction or judgment of a U.S. court.

Lemminkäinen’s shareholders should be aware that YIT may purchase Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed merger.

Notice to Shareholders in the United Kingdom

This release, the merger prospectus and the English language offering circular are for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 43 of the Financial Promotion Order (for example as shareholders in Lemminkäinen entitled to receive the merger consideration shares pursuant to the Finnish Companies Act (21.7.2006/624, as amended)), (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iv) are outside the United Kingdom, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the merger consideration shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). The release, the merger prospectus and the English language offering circular are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which these documents relate, are available only to relevant persons and will be engaged in only with relevant persons.

Notice to Shareholders in the European Economic Area

The English language offering circular has been prepared on the basis that any offer of the merger consideration shares in any Member State of the European Economic Area (“EEA”) other than offers (the “Permitted Public Offers”) which are made prior to the Effective Date (as defined in the English language offering circular), and which are contemplated in the English language offering circular in Finland once the Finnish language merger prospectus has been approved by the competent authority in Finland and published in accordance with the Prospectus Directive, and in respect of which YIT has consented in writing to the use of the English language offering circular, will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of the merger consideration shares. Accordingly any person making or intending to make an offer in that Member State of the merger consideration shares which are the subject of the offer contemplated in the English language offering circular, other than the Permitted Public Offers, may only do so in circumstances in which no obligation arises for YIT to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer. YIT has not authorised, nor does it authorise, the making of any offer (other than Permitted Public Offers) of the merger consideration shares in circumstances in which an obligation arises for YIT to publish or supplement a prospectus for such offer.

In relation to each Member State of the EEA, with effect from and including the date on which the Prospectus Directive was implemented in that Member State (the “Relevant Implementation Date”) no offer has been made and will not be made (other than a Permitted Public Offer) of the merger consideration shares which are the subject of the offering contemplated by the English language offering circular to the public in that Member State, except that, with effect from and including the Relevant Implementation Date, an offer of such merger consideration shares is made to the public in that Member State:

a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of YIT for any such offer; or

c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no offer of the merger consideration shares is made which would require YIT to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

The expression an offer of the merger consideration shares to the public in relation to any merger consideration shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the merger consideration shares to be offered so as to enable an investor to decide to purchase or subscribe to the merger consideration shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State.

The expression “Prospectus Directive” means Directive 2003/71/EC (as amended), and includes any relevant implementing measure in the EEA Member State concerned.